Exhibit 99.8

Rio Tinto plc
5 Aldermanbury Square
London EC2V7HR
United Kingdom
T+44 (0) 207 781 2000
F+44 (0) 207 781 1800
Press release
Rio Tinto to invest US$2.15 billion in major expansion of Corumbá iron ore mine in Brazil
29 July 2008
Rio Tinto will invest US$2.15 billion in a major expansion of its iron ore mine in Corumbá, Brazil, boosting annual capacity of the mine more than six-fold from 2 million tonnes per annum to 12.8 million tonnes, with new production commencing in the fourth quarter of 2010. The company will also undertake a feasibility study, to be completed by mid-2009, for a Phase II expansion that would take capacity to 23.2 million tonnes per annum.
The Corumba investment brings to nearly US$11 billion the total capital expenditure that Rio Tinto has committed since 2003 to develop its iron ore business. Rio Tinto outlined a global pathway to grow iron ore production to more than 600Mtpa from 179Mtpa in 2007 late last year *.
The expansion of Corumbá, which produces high-quality blast-furnace lump and direct reduction products, will capitalise on increasing demand for iron ore in South America and the Middle East, and increase Rio Tinto’s presence in Europe.
Rio Tinto chief executive Tom Albanese said “This is a very significant step forward in our drive to extend iron ore operations beyond the Pilbara region in Western Australia. The development of Corumbá reinforces our capability to expand capacity rapidly to match increased demand wherever it occurs.
“The move strengthens our position as the only iron ore producer with a truly global production and growth platform, giving us access to a wide range of markets.”
US$2.11 billion will be used for expansion of the Corumbá mine and its associated logistics chain (100 percent Rio Tinto), including US$121 million in long-lead items. A further US$42 million will fund the Phase II feasibility study.
Two new ports will be constructed together with improved infrastructure networks to link the 2,500-kilometre, multi-national supply chain. In addition, a new long-term trans-shipping services contract will enable ocean-going vessels to be topped up before shipping to markets.
Rio Tinto Iron Ore chief executive Sam Walsh said, “This is a most significant project – locally and internationally. It is scalable, it combines greenfields and brownfields opportunities, and it allows us to market an upgraded lump product through demonstrated drying technology.”
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During construction, the project will employ close to 2,500 people in Corumbá and La Agraciada in Uruguay, with at least a doubling of permanent workforce across mine, ports and river operations to more than 1,600. It will also contribute to both state and municipal tax revenues.
Rio Tinto will be assisted with project management by Sandwell Canada Inc., a company with substantial ports and water logistics expertise, and experience of delivering projects in South America and by Brazilian contractor, SNC Minerconsult on mine plant aspects.
“The Rio Tinto Iron Ore project management team is very familiar with this type of work. Much of the US$11 billion for iron ore growth has been spent or committed in the Pilbara region of Western Australia, where the team continues to complete projects within time and budget,” said Mr Walsh.
The expansion will be subject to a number of regulatory approvals.
* Rio Tinto’s attributable share of 320 Mtpa and 420 Mtpa of iron ore production at its Pilbara operations is approximately 80 to 85%. Rio Tinto’s attributable share of its global iron ore production beyond 600 Mtpa is approximately 85%.
Corumbá operations
Mining at Corumbá is relatively simple, with no blasting required and extremely shallow waste material covering the ore. The existing 2 Mt/a operation will continue unaffected by the new greenfields operation.
The expanded operation will continue to be multi-jurisdictional: a new northern river port will be established at Albuquerque in Brazil, barging operations will operate through the international zone of the River Paraguay; a new southern river port will be constructed at Agraciada in Uruguay (all 100% Rio Tinto), and trans-shipping operations will be conducted in the international waters of the Rio de La Plata, located 350 kilometres away from Agraciada. The trans-shipping is necessary to enable larger Panamax and Capesize vessels to be loaded.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements.
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Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
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